Exhibit 99.1

Ozon Updates on its Appeal of the Delisting Determination by Nasdaq

June 7, 2023 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, hereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, provides an update on the status of its appeal against the determination of the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) to delist the Company’s American Depositary Shares (“ADSs”) from Nasdaq.

As disclosed in our press releases as of March 15, 2023, and March 22, 2023, the Listing Qualifications Staff notified us of its determination to delist our ADSs from Nasdaq in reliance on its discretionary authority under the Nasdaq Listing Rule 5101 in light of the geopolitical circumstances affecting Russia and their potential impact on the Company. The Company filed a request for a hearing to the Nasdaq Hearings Panel (the “Panel”) to appeal the delisting determination.

The Panel hearing took place on April 27, 2023. On June 6, 2023, we received a written decision of the Panel pursuant to which the Panel upheld the delisting determination and denied the Company’s requests to lift the trading halt and reinstate trading of our ADSs on Nasdaq.

Following the Panel’s decision, the trading in our ADSs on Nasdaq will be suspended on June 8, 2023. Nasdaq announced a trading halt in the Company’s ADS on February 28, 2022.

Ozon intends to request that the Nasdaq Listing and Hearing Review Council (the “Review Council”), an appeal body for the Panel, reviews the Panel’s decision. An appeal to the Review Council will not stay the Panel’s decision on the suspension of trading. Our ADSs will not be delisted from Nasdaq until the appeal process as set out in the Nasdaq Listing Rules is completed.

The Panel’s decision does not affect the Company’s listing on MOEX. It also does not impact our business operations. We continue to actively grow and develop our core and adjacent verticals as well as new products, and to serve our sellers, buyers and various partners on our platform. We also note that Ozon has not been designated under any sanctions imposed by the U.S., EU or UK authorities.

About Ozon

Ozon is a multi-category e-commerce platform operating in Russia, Belarus and Kazakhstan. Its country-wide fulfillment infrastructure and delivery network enables Ozon to provide its customers with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow entrepreneurs to sell their products across Russia’s 11 time zones and offer customers wide selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://corp.ozon.com/.

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”). All statements contained in this press release that do not relate to matters of historical fact disclosed in due course by the Company should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global or Russian political and economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.